Supplement dated December 27, 1999
                     To Prospectus dated September 21, 1998

         As of December 27, 1999, the issuer, Agway Financial Corporation, approved an increase of 1.5% in stated rates on Subordinated Money Market Certificates due October 31, 2014 and October 31, 2004, and an increase of 1.75% in the stated rate on Subordinated Money Market Certificates due October 31, 2008.
         As amended by the Supplement dated November 1, 1999, the Corporation changed the due dates on selected Money Market Certificates as follows:
Certificates due October 31, 2013 changed to October 31, 2014; and Certificates due October 31, 2006, changed to October 31, 2008. As amended by the Supplement dated January 1, 1999, the Corporation approved a decrease of 1% in stated rates on all Subordinated Money Market Certificates.
         For a complete description of the securities offered please refer to pages 14 through 18 of the prospectus.